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          FORM 4                                        OMB APPROVAL
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[ ] Check his box if no longer              OMB Number                 3235-0287
    subject to Section 16. Form 4           Expires:          September 30, 1998
    or Form 5 obligations may               Estimated average burden
    continue. See Instruction 1(b).         hours per response...............0.5
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                     U.S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                  STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility Holding Company Act of 1935 or Section 30(f) of the Investment Company Act of 1940
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1.  Name and Address of Reporting Person

    Pocock          Terrence        H.
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    (Last)         (First)       (Middle)

    5210 Williams Circle, Suite 200
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       (Street)

    Tucson          AZ            85711
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    (City         (State)         (Zip)

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2.  Issuer Name and Ticker or Trading Symbol

    Wavetech, Inc. (ITEL)
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3.  IRS or Social Security
    Number of Reporting
    Person (Voluntary)

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4.  Statement for Month/Year

    October/1997
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5.  If Amendment,
    Date of Original
    (Month/Year)

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6.  Relationship of Reporting Person to Issuer(check all applicable)

    [X] Director                          [ ] 10% Owner
    [ ] Officer (give title below)        [ ] Other (specify below)

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
Form 4 (continued)

Table I -- Non-derivative Securities Acquired, Disposed of, or Beneficially Owned
======================================================================================================
1. Title of   2. Trans- 3. Trans-  4. Securities Acquired (A) 5.Amount of   6. Ownership  7. Nature of
   Security      action    action     or Disposed of (D)        Securities     Form:         Indirect
   (Instr. 3)    Date      Code       (Instr. 3, 4 and 5)       Beneficially   Direct(D)     Beneficial
                (Month/   (Instr.8)         (A) or              Owned at End     or          Ownership
                Day Year)  Code V     Amount  (D)   Price       of Month       Indirect(I)   (Instr.4)
                                                               (Instr.3 and 4) (Instr.4)
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Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

Table II -- Derivative Securities Acquired, Disposed of, or Beneficially Owned
             (e.g., puts, calls, warrants, options, convertible securities)
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1. Title of        2. Conver-  3. Trans-  4. Transac-   5. Number of Deriv-
   Derivative         sion or     action     tion Code     ative Securities Ac-
   Security           Exercise    Date       (Instr. 8)    quired (A) or Dis-
   (Instr. 3)         Price of    (Month/                  posed of (D)
                      Deriv-      Day/                     (Instr. 3, 4, and 5)
                      ative       Year)      -----------------------------------
                      Security               Code   V       (A)             (D)
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Common Stock Warrants   $.46      10-24-97    J           14,000
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Common Stock Warrants   $.46      10-24-97    J            6,000
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Convertible Promissory
  Note                   (2)      10-24-97    J             (2)
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Convertible Promissory
  Note                   (2)      10-24-97    J             (2)

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6. Date Exer-      7. Title and Amount of  8. Price   9. Number     10.Owner-      11. Nature
   cisable and       Underlying Securities    of         of Deriv-     ship              of
  Expiration Date      (Instr. 3 and 4)       Deriv-     ative         Form of        Indirect
  (Month/Day/Year)                            ative      Securities    Derivative     Beneficial
  ----------------   ----------------------  Security   Beneficially   Security       Ownership
   Date     Expira-               Amount or  (instr.5)   Owned at End  Direct(D)      (Instr.4)
   Exer-     tion      Title      Number of              of Month      or Indirect(I)
   cisable   Date                  Shares                Instr. 4)     (Instr.4)
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  Immed.  10-24-99  Common Stock  14,000        (4)                        I(1)       By wife
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  Immed.  10-24-99  Common Stock   6,000        (4)                        I(1)       By son
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   (2)     4-24-98  Common Stock     (2)        (2)                        I(1)       By wife
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   (2)     4-24-98  Common Stock     (2)        (2)                        I(1)       By son
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                                                          70,000 (3)
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
Explanation of Responses:
See attached Exhibit "A" for footnotes

                                /s/ Terrence H. Pocock         November 16, 1997
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                          **Signature of Reporting Person             Date
                                    Terrence H. Pocock

**Intentional  misstatements or omissions of facts  constitute  Federal Criminal
  Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).
Note:  File three copies of this Form, one of which must be manually signed.
       If space provided is insufficient, see Instruction 6 for procedure.

                                   Exhibit A

(1) The reporting person disclaims beneficial ownership of these securities, and this report shall not be deemed an admission that the reporting person is the beneficial owner of such securities for purposes of Section 16 or for any other purpose. These warrants and the convertible Promissory Notes are held in the Reporting person wife's name and son's name respectively.

(2) Represents 12% promissory notes issued in the original principal amounts of $70,000 and $30,000, respectively, made to Wavetech, Inc. as short-term loans. Principal and interest accruing under such notes may be payable in lawful money of the United States of America or at the option of the holders may be payable in a number of shares of the Company's Common Stock with an aggregate "Payoff Value" equal to the aggregate amount of principal plus accrued interest thereon. "Payoff Value" means the lessor of $0.35 per share or 80% of the closing bid price per share of the Common Stock on the Nasdaq SmallCap Market on the repayment date.

(3) Represents 20,000 shares issued upon the exercise of warrants reported on this form and 50,000 common stock options issued to the reporting person directly. Excludes an indeterminate number of additional shares of common stock issuable upon conversion of promissory notes reported on this form.

(4) These warrants were issued as consideration for the extension of a short-term loan by the holder to Wavetech, Inc.